

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

<u>Via E-mail</u>
Michael J. Rapport
Chairman and Chief Executive Officer
Evans Brewing Company Inc.
2000 Main St
Irvine, CA 92619

> **Re: Evans Brewing Company Inc.**
> **Registration Statement on Form S-4**
> **Filed January 30, 2015**
> **File No. 333-201771**

Dear Mr. Rapport:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please describe how the shareholders of EBC approved the entry by EBC into the transactions. No filings on Schedule 14A or Schedule 14C appear to reflect this approval.

2. Please disclose whether officers, directors or affiliates of Bayhawk intend to participate in the exchange offer, and the extent of any planned participation.

3. Please present as separate proposals the asset purchase and the share exchange, or provide an analysis under Rule 14a-4(a)(3) as to why these matters should not be considered separate.

4. We note that you intend to wind up Bayhawk following the exchange offer. Please disclose what will happen to unexchanged shares at that time, and provide your analysis under Rule 13e-3.

Cover Page

5. Please clarify your plans regarding Bayhawk following its acquisition by Evans Brewing Company. We note your disclosure on the cover page that the shares of Bayhawk will be returned to Bayhawk by EBC for cancellation, yet you also state in the second paragraph and elsewhere that Bayhawk will become a subsidiary of EBC and will be wound up.

6. Please clarify how you determined that the value of EBC shares to be received in exchange for Bayhawk shares will be equal to the value of the shares in Bayhawk given that the shares are being exchanged on a one for one basis, and not all Bayhawk shares may be tendered.

7. Please revise or delete your statement that "Bayhawk and EBC management believe that there will be market value to the shares of EBC once trading is approved by the SEC," because this language seems to conflict with the Commission legend required by Item 501(b)(7) of Regulation S-K.

Notice of Proposed Action by Written Consent, page 5

8. Please reconcile your disclosure in this section regarding a 90 day exchange period with section 2.01(b)(iii) of the Asset Purchase and Share Exchange Agreement.

The Asset Purchase Transaction, page 15

9. Please reconcile your disclosure in this section regarding the assets that are being acquired with section 2.01 of the Asset Purchase and Share Exchange Agreement including the scope of the assets described in Exhibit A thereto. We note, for example, there appears to be no reference to Evans Brewing California in the agreement or the list of Transferred Assets.

Interests of Directors and Executive Officers…, page 18

10. Please clarify how the amount of the reduction in shares of EBC by the Michael J. Rapport Trust will be determined, how the value of $0.48 per share was calculated, and when this will be effected.

Market Prices and Dividend Data, page 20

11. Please provide the disclosure required by Item 14(d) of Form S-4 for Bayhawk.

Risk Factors, page 21

Management of EBC cannot guarantee that EBC will generate revenues…, page 22

12. We note your disclosure here that states both EBC and Bayhawk have generated revenues during their history, which are reported in the financial statements included in this proxy statement/registration statement. We further note that the EBC financial statements on page F-4 and Q-3 do not report any revenues. Please revise your risk factor disclosure or identify for us the EBC revenues that you refer to in this disclosure.

As of the date of this Proxy Statement…, page 22

13. Please revise this risk factor to reflect Bayhawk's status as a reporting company under section 15(d) of the Securities Exchange Act 1934 and the related failure to file required reports. Similarly revise the second risk factor on page 32.

As we review our internal controls and procedures…, page 22

14. We note your disclosure here that states you have never conducted a review of your internal control over financial reporting, as of the date of this proxy statement/ registration statement. Please reconcile this statement to your disclosures under the heading "Management's Report on Internal Control over Financial Reporting" in the EBC Forms 10-Q for the interim periods ended June 30, 2014 (pages 14-15) and September 30, 2014 (pages 15-16), or revise your risk factors disclosure as necessary.

The exact number of shares of Bayhawk common stock outstanding is uncertain…, page 29

15. Please tell us how you intend to distribute the Proxy Statement/Prospectus to all the Bayhawk shareholders given your disclosure that there may be additional shares or stockholders who are not known.

Questions and Answers About the Asset Purchase Transaction and the Share Exchange, page 38

Q: If my Bayhawk shares are held in "street name" by my Nominee, will they automatically vote my shares for me?, page 39

16. You disclose that a failure to vote will be a vote against the transactions, but the vote required appears to be a majority of the Independent Shares "that actually vote." Please advise, or revise your disclosure.

Q: What are the U.S. federal income tax consequences of the Share Exchange?, page 41

17. We note your reference to a section entitled "Material U.S. Federal Income Tax Consequences of the Share Exchange." However, this section is not included in the filing. Please revise.

Q: When do EBC and Bayhawk expect to complete the Asset Purchase Transaction?, page 41

18. We note your disclosure that you expect to close the transaction no later than the third quarter of 2014. Please update.

Evans Brewing Company Inc., page 43

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations for the three and nine months ended September 30, 2014 and for the period June 18, 2013 to September 30, 2013, page 44

19. We note that your results of operations and liquidity and capital resources discussions for EBC do not include the audited period from June 18, 2013 (Inception) to December 31, 2013. We further note that you do not include MD&A disclosure for Bayhawk. Please update to include two separate, comparative results of operations, and liquidity and capital resources discussions for EBC and Bayhawk for the fiscal years 2014 and 2013.

Distribution Agreement, page 47

20. We note your references to a brand manager agreement for your products in the last paragraph on page 47. Please clarify in light of your statement on page 48 that EBC does not have operations. Also, please file copies of your material agreements.

Alpine 3, Inc.

Financial Statements, page F-1

21. Please update to provide the audited financial statements of both EBC (formerly Alpine 3, Inc.) and Bayhawk as of December 31, 2014 and 2013 and for the two years ended December 31, 2014. Refer to Rule 8-08(b) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page PF-1

22. Since Mr. Rapport owns 63.88% of Bayhawk (page 36) and 91.97% of EBC (page 117) prior to the share exchange, it appears that the transaction should be accounted

for as an acquisition of entities under common control instead of a reverse merger. Please revise your pro forma information as follows:

- Revise to account for the transaction as a recapitalization with no elimination adjustment to the EBC accumulated deficit (i.e. Adjustment "B").

- Present pro forma combined financial statements that retroactively reflect the transaction for all the same periods as are required for the historical financial statements included in your registration statement. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

- Provide both historical and pro forma per share information for all periods.

- Revise the description of your accounting for the transaction on pages 18, PF-1, PF-4 and 115 accordingly.

23. We note your disclosure on page 18 that in connection with the share exchange, Mr. Rapport intends to reduce the ownership of the Trust in EBC to a level that reflects Mr. Rapport's expenses and investments in EBC and Bayhawk at a value of $0.48 per share; and that the remaining EBC shares owned by the Trust will be returned to EBC and canceled. Please further explain to us the nature and terms of this transaction, and how it will impact the number of shares outstanding upon completion of the transaction. Also tell us how you considered providing pro forma effects for Mr. Rapport's intended share reduction.

Information About Bayhawk Ales, Inc., page 109

24. Please describe the material terms of the March 31, 2014 transaction between Bayhawk and the Evans Brewing Company Inc.

25. Please provide the complete description of Bayhawk's business required by Item 14(a) of Form S-4, which addresses each of the matters set forth in Item 101(h) of Regulation S-K including, without limitation, Bayhawk's products, distribution methods, competitors, suppliers, customers, intellectual property and other material relationships.

26. Please address Bayhawk's financial condition as required by Item 14(h) of Form S-4 . Also provide an executive level overview to discuss the events, trends, and uncertainties that management views as most critical to future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. For guidance, refer to the Commission's Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

27. Please discuss Bayhawk's liquidity requirements on both a short-term (12 months) and long-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43

in Release No. 33-8350 for guidance. We note the cash position disclosed on the September 30, 2014 pro-forma balance sheet.

28. Please describe the material terms of the lease with Landry's, and file the lease agreement as an exhibit. We note varying disclosure in the prospectus regarding four or five years remaining on the lease. Also, describe all material properties. We note the disclosure on page BH-11.

Bayhawk Ales, Inc.

December 31, 2013 and 2012 Financial Statements, page 111

2. Summary of Significant Accounting Policies, page BH-6

Returnable Deposits, page BH-7

29. Please revise to disclose how you account for the loss, breakage and deterioration of returnable containers, including your policy for estimating any allowance for such loss, breakage and deterioration.

Lease Accounting, page BH-7

30. We note that you only include a discussion of your operating leases under this heading. Please expand your disclosure to also discuss your capital leases, which represent a significant portion of your total liabilities.

Revenue Recognition, page BH-7

31. Please expand your disclosure to describe how your revenue recognition policy satisfies each of the four criteria in ASC 605-10-S99 that must be met before revenue is realized or realizable, including your consideration of when the risks and rewards of ownership of the product and title transfer to the customer for products picked up or shipped to the customer. To the extent that you permit the return of product, also discuss how you estimate and account for product returns.

10. Subsequent Events, page BH-12

32. We note that your disclosure here of the March 31, 2014 acquisition transaction differs from your disclosure in Note 12 (page BHQ-17) to the Bayhawk financial statements for the nine months ended September 30, 2014 for this same transaction. Please revise as necessary.

Bayhawk Ales, Inc.

September 31, 2014 and 2013 Financial Statements, page BHQ-1

6. Note Payable, page BHQ-13

33. We note your disclosure here of the note payable arising from the acquisition of certain tangible and intangible assets of Pig's Eye Brewery with monthly obligations of $7,941 from September 15, 2013 through January 15, 2015. Please tell us the significant terms of this transaction, including the date it was consummated and how you accounted for it. Also revise to provide footnote disclosure of this transaction in the 2013 and 2014 financial statements, as necessary. To the extent that this transaction closed and the note payable originated in fiscal 2013, also tell us why you did not record the note payable in your December 31, 2013 balance sheet.

12. Business Combination, page BHQ-17

34. We note your disclosure here of the March 31, 2014 acquisition transaction. Please revise to provide the disclosures required by ASC 805-10-50-2(c) and 50-2(h) for this transaction.

35. We note your disclosure here that Bayhawk acquired substantially all of the assets and liabilities of Evans Brewing Company, Inc. for an aggregate purchase price of $229,662 on March 31, 2014. We further note the statement in footnote one to the September 30, 2014 EBC financial statements (page Q-5) that EBC has been inactive since its inception in 2013. Please explain to us how the Evans Brewing Company that was a party to the March 31, 2014 transaction differs from the EBC that is a party to the October 15, 2014 agreement, if at all.

The Asset Purchase Transaction, page 112

36. Please provide the disclosure required by Item 18(a)(7) of Form S-4 regarding each person who will serve as a director or executive officer of the acquiring company, including executive and director compensation.

Background of the Asset Purchase Transaction and the Share Exchange, page 113

37. Please provide the disclosure required by Item 6 of Form S-4 regarding material contacts with the company being acquired.

Description of EBC Securities, page 115

38. Please provide the disclosure required by Item 4(a)(4) of Form S-4 regarding the material differences between the rights of the security holders of Bayhawk and EBC.

Where You Can Find More Information, page II-2

39. Please move the information required by Item 2 of Form S-4 into the prospectus.

Undertakings

40. Please provide the undertakings required by Item 512(a) of Regulation S-K.

Signatures

41. The registration statement should be signed by your principal financial officer and by your controller or principal accounting officer. Refer to Instruction 1 to the signature section of Form S-4. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Office of Mergers and Acquisitions, at (202) 551-3503 or Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie, P.C.